Exhibit 99.1

Extraordinary general meeting in IDEX Biometrics held on 16 June 2023

IDEX Biometrics ASA held an extraordinary general meeting (EGM) on 16 June 2023. 361.9 million shares or 28% of the capital was represented at the meeting.

The board withdrew agenda item 5 because there was no proposal from the nomination committee.

All other resolutions were passed as proposed in the notice of the meeting.

The EGM resolved to issue the Tranche 2 Shares of the private placement completed on 24 May 2023. Reference is made to the company’s disclosures to the market on 24 May 2023. Following the issue of the Tranche 2 Shares, the company’s share capital will be NOK 197,405,061.60, divided into 1,316,033,744 shares, each with a nominal value of NOK 0.15.

For further information contact:

Marianne Bøe, Head of investor relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market.

For more information, visit www.idexbiometrics.com

About this notice

This information is subject to disclosure pursuant to Euronext Oslo Børs rule book. The notice was published by Erling Svela, Vice president of finance, on 16 June 2023 at 11:15 CET on behalf of IDEX Biometrics ASA.